UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                                  Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated February 25, 2025	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - SPAIN Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of Article 227 of Law 6/2023 of March 17, on Securities Markets and Investment Services, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following

OTHER RELEVANT INFORMATION

Grifols informs that at the Board of Directors meeting that has taken place today, the following was unanimously resolved:

•	Mr. Thomas Glanzmann, the Board's current Chairman, has announced that after 19 years of serving on the Board, he will not seek reelection at the Annual General Shareholders' Meeting. However, he will remain in his current role as Chairman until that time.

•	At the Annual General Shareholders' Meeting, the Board will propose reducing the number of Board members from 13 to 12 and, thus, if approved, Mr. Thomas Glanzmann's seat will be cancelled.

•	Mr. Glanzmann's successor as non-executive Chairperson of the Board will be Mrs. Anne-Catherine Berner, current independent Board member and Chairperson of the Appointments and Remuneration Committee. Her appointment as non-executive and independent Chairperson of the Board will take place right after the Annual General Shareholders' Meeting.

•	With the appointment of an independent Chairperson, the role of a Lead Independent Director will also be eliminated.

In Barcelona, on 25 February 2025

Nuria Martín Barnés
Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 25, 2025

4